Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Third Quarter of 2016

Hong Kong, November 8, 2016— UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the third quarter ended September 30, 2016.

UTStarcom’s Chief Executive Officer Tim Ti stated, “The third quarter was transitional for us, as we progress from the strong demand environment in the first half of the year, to the ramp of exciting new growth opportunities in 2017. During the quarter we introduced our newest SyncRing product, which provides critical functionality for next generation mobile backhaul networks. Our PTN product line is poised to benefit next year from a rollout of 100G metro networks in our prime geographies, such as Japan. We believe that our new strategy is the right one, with a tight focus on a small set of markets in which we can add the most value for our customers. We are seeing the payoff from this strategy, with stable revenue and higher margins.”

Third Quarter 2016 Operating Highlights

•	Relocated the global R&D and Operations Center to a new building in Hangzhou, which resulted in a meaningful reduction in operating expenses.

•	Participated in the SoftBank World 2016 Exhibition and Conference in Tokyo on July 21-22, at which the Company showcased the latest developments in its broadband and optical network infrastructure technology. The Company announced the newest SyncRing product family, and presented its view on the development of the mobile backhaul transport infrastructure in view of current and emerging market trends.

•	Subsequent to the quarter, the Board approved a two year extension of the $40 million share repurchase program previously announced in November 2014. The new expiration date of the share repurchase program is now November 11, 2018. During the third quarter, the Company repurchased 351,814 shares at a cost of $720,908. Since inception of the repurchase program through November 7, 2016, the Company has bought back approximately 3.5 million shares at a total cost of $7.8 million.

•	Subsequent to the quarter, the Company announced that its Chief Financial Officer Min Xu resigned for personal reasons. Mr. Xu will continue as CFO until November 11, 2016 and has agreed to serve as an advisor to the company until May 2017. The Company appointed Mr. Eric Lam as Vice President of Finance to lead the finance function.

•	Subsequent to the quarter, the Company announced that Mr. Guoping Gu resigned from the Company's Board of Directors and the Board appointed Mr. Tim Ti, the Company’s Chief Executive Officer, to replace Mr. Gu effective immediately.

Third Quarter 2016 Financial Highlights

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures. The Company believes that the public’s understanding of the Company’s business is enhanced when it has access to the same information that management uses to analyze and operate the business. The Company believes that the non-GAAP measures presented here offer additional insight into the condition and trends of its business. Further explanation of the use of non-GAAP financial information, and reconciliation to the corresponding GAAP measures, can be found at the end of this release.

•	Third quarter 2016 GAAP revenues were $16.4 million, a decrease of 40.0% from $27.3 million for the corresponding period of 2015. Third quarter 2016 Non-GAAP revenues were $16.4 million, a decrease of 38.9% from $26.8 million for the corresponding period of 2015.

•	Third quarter 2016 GAAP gross margin was 24.3%, compared to 22.3% for the corresponding period of 2015. Third quarter 2016 Non-GAAP gross margin was 24.4%, compared to 22.8% for the corresponding period of 2015.

•	Third quarter 2016 GAAP operating expenses were $5.4 million, compared to $7.0 million for the corresponding period in 2015. Third quarter 2016 Non-GAAP operating expenses were $5.1 million, a decrease of 24.4% from $6.7 million for the corresponding period in 2015.

•	Third quarter 2016 GAAP operating loss was $1.4 million, compared to operating loss of $1.0 million for the corresponding period of 2015. Third quarter 2016 Non-GAAP operating loss was $1.1 million, compared to operating loss of $0.6 million for the corresponding period of 2015.

•	Third quarter 2016 GAAP net loss attributable to UTStarcom’s shareholders was $1.8 million, compared to net loss of $5.1 million for the corresponding period of 2015. Third quarter 2016 Non-GAAP net loss attributable to UTStarcom’s shareholders was $1.5 million, compared to net loss of $4.8 million for the corresponding period of 2015.

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

•	Third quarter 2016 GAAP basic loss per share was $0.05, compared to basic net loss per share of $0.14 for the corresponding period of 2015. Third quarter 2016 Non-GAAP basic net loss per share was $0.04, compared to basic net loss per share of $0.13 for the corresponding period of 2015.

•	As of September 30, 2016, cash and cash equivalents were $81.1 million.

Summary of Q3 2016 Key Financials

	Q3 2016 GAAP	Y/Y Change*	Q3 2016 Non-GAAP	Y/Y Change*
Revenue	$16.4	-40.0%	$16.4	-38.9%
Gross Margin	24.3%	+200 bps	24.4%	+160 bps
Operating Expenses	$5.4	-23.2%	$5.1	-24.4%
Operating Income	($1.4)	-$0.4	($1.1)	-$0.5
Net Income	($1.8)	+$3.3	($1.5)	+$3.3
EPS	($0.05)	+$0.09	($0.04)	+$0.09
Operating Cash Flow	$1.6	+$6.2
Cash Balance	$81.1	+9.5%

* Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in million except EPS

Mr. Min Xu, UTStarcom’s Chief Financial Officer, commented, “Although financial results were not as robust as in the first half of the year, we remain on track to realize the financial benefits of the new strategic plan we initiated last year. Revenue was within our guidance range, which reflected our anticipation of slower demand in the second half of the year. Gross margin improved from last year, due to our focus on our higher-value, higher margin products. We continue to demonstrate outstanding expense discipline, bringing down our operating expenses by almost $1 million from the second quarter level. This effort resulted in meaningful operating cash flow improvement, enabling us to repurchase shares while maintaining our balance sheet strength.”

Third Quarter 2016 Financial Results

Total Revenues

Three months ended September 30, 2016 and 2015

Total revenues for the third quarter of 2016 were $16.4 million, a decrease of 40.0 % from $27.3 million for the corresponding period of 2015.

Total Non-GAAP revenues for the third quarter of 2016 were $16.4 million, a decrease of 38.9% from $26.8 million for the corresponding period of 2015.

•	Non-GAAP net sales from equipment for the third quarter of 2016 were $10.3 million, a decrease of 49.8% from $20.6 million for the corresponding period in 2015. The decrease was mainly due to the seasonal slowdown in sales of the Packet Transport Network (“PTN”) products.

•	Non-GAAP net sales from services for the third quarter of 2016 were $6.0 million, a decrease of 3.0% from $6.2 million for the corresponding period in 2015.

Nine months ended September 30, 2016 and 2015

Total revenues for the first nine months of 2016 were $59.0 million, a decrease of 35.2% from $91.0 million for the corresponding period of 2015. Indian Department of Telecommunications (“DoT”) revenue was zero in the first nine months of 2016 and $11.8 million in the first nine months of 2015.

Total Non-GAAP revenues for the first nine months of 2016 were $58.7 million, a decrease of 22.7% from $76.0 million for the corresponding period of 2015.

•	Non-GAAP net sales from equipment for the first nine months of 2016 were $42.8 million, a decrease of 26.1% from $57.9 million for the corresponding period in 2015. The decrease was mainly due to the reduction of sales of value added Third Party Sales (“TPS”) and decrease sales of MSAN product.

•	Non-GAAP net sales from services for the first nine months of 2016 were $15.9 million, a decrease of 11.9% from $18.1 million for the corresponding period in 2015. The decrease was mainly due to the expiration of the Japan service contract for discontinued product line.

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Gross Profit

Three months ended September 30, 2016 and 2015

Gross profit was $4.0 million, or 24.3% of net sales, for the third quarter of 2016, compared to $6.1 million, or 22.3% of net sales, for the corresponding period in 2015.

Non-GAAP gross profit was $4.0 million, or 24.4% of net sales, for the third quarter of 2016, compared to $6.1 million or 22.8% of net sales, for the corresponding period in 2015.

•	Non-GAAP gross profit from equipment sales for the third quarter of 2016 was $2.6 million, compared to $5.0 million for the corresponding period in 2015. Non-GAAP gross margin from equipment sales for the second quarter of 2016 was 24.8%, compared to 24.2% for the corresponding period in 2015. The decrease was due to reduced sales of PTN products.

•	Non-GAAP gross profit from services for the third quarter of 2016 was $1.4 million, compared to gross profit of $1.1 million for the corresponding period in 2015. Non-GAAP gross margin from services for the third quarter of 2016 was 23.6%, compared to 17.7% for the corresponding period in 2015. The increase was due to initial revenue recognition on a 3-year service contract in India.

Nine months ended September 30, 2016 and 2015

Gross profit was $18.3 million, or 31.0% of net sales, for the first nine months of 2016, compared to $20.0 million, or 22.0% of net sales, for the corresponding period in 2015. DoT-related gross profit was zero in the first nine months of 2016 and $6.4 million in the first nine months of 2015.

Non-GAAP gross profit was $18.3 million, or 31.2% of net sales, for the first nine months of 2016, compared to $13.7 million, or 18.0% of net sales, for the corresponding period in 2015.

•	Non-GAAP gross profit from equipment sales for the first nine months of 2016 was $14.9 million, an increase of 1.8% from $14.6 million for the corresponding period in 2015. Non-GAAP gross margin from equipment sales for the first nine months of 2016 was 34.8%, compared to 25.3% for the corresponding period in 2015. The increase in gross margin was primarily caused by a favorable product mix in Japan and India.

•	Non-GAAP gross profit from services for the first nine months of 2016 was $3.4 million, compared to gross profit of negative $1.0 million for the corresponding period in 2015. Non-GAAP gross margin from services for the first nine months of 2016 was 21.5%, compared to negative 5.5% for the corresponding period in 2015. The low service gross margin in first nine months of 2015 was primarily caused by costs in India associated with the legacy MSAN product.

Operating Expenses

Three months ended September 30, 2016 and 2015

Operating expenses for the third quarter of 2016 were $5.4 million, compared to $7.0 million for the corresponding period in 2015.

Non-GAAP operating expenses for the third quarter of 2016 were $5.1 million, a decrease of 24.4% from $6.7 million for the corresponding period in 2015.

•	Non-GAAP selling, general and administrative (SG&A) expenses in the third quarter of 2016 were $3.0 million, compared to $4.1 million for the corresponding period in 2015. The decrease was mainly due to the reduction in facility cost resulting from the move to the new building in Hangzhou, combined with reduced outside service cost.

•	Non-GAAP research and development expenses in the third quarter of 2016 were $2.1 million, compared to $2.6 million for the corresponding period in 2015. The decrease was mainly due to improved personnel utilization and savings on facility costs.

Nine months ended September 30, 2016 and 2015

Operating expenses for the first nine months of 2016 were $20.4 million, a decrease of 25.1% from $27.2 million for the corresponding period in 2015.

Non-GAAP operating expenses for the first nine months of 2016 were $18.1 million, a decrease of 31.0% from $26.2 million for the corresponding period in 2015.

•	Non-GAAP SG&A expenses in the first nine months of 2016 were $11.0 million, compared to $17.4 million for the corresponding period in 2015. The decrease was mainly due to the reduction in people cost and facility cost in 2016 and one-time legal expense in 2015.

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

•	Non-GAAP research and development expenses in the first nine months of 2016 were $7.1 million, compared to $8.8 million for the corresponding period in 2015. The decrease was mainly due to the reduction in people cost and facility cost in 2016 and severance cost in 2015.

Operating Income (Loss)

Three months ended September 30, 2016 and 2015

Operating loss for the third quarter of 2016 was $1.4 million, compared to operating loss of $1.0 million for the corresponding period of 2015.

Non-GAAP operating loss for the third quarter of 2016 was $1.1 million, compared to Non-GAAP operating loss of $0.6 million for the corresponding period of 2015.

Nine months ended September 30, 2016 and 2015

Operating loss for the first nine months of 2016 was $2.1 million, compared to operating loss of $7.2 million for the corresponding period of 2015.

Non-GAAP operating income for the first nine months of 2016 was $0.2 million, compared to Non-GAAP operating loss of $12.6 million for the corresponding period of 2015.

Other Income (Expense), Net

Three months ended September 30, 2016 and 2015

Net other expenses for the third quarter of 2016 was $0.1 million, compared to net other expenses of $0.7 million for the corresponding period in 2015. Net other expenses in third quarter of 2015 consisted of $0.7 million foreign exchange loss, which was mainly due to the depreciation of the RMB against U.S dollar.

Nine months ended September 30, 2016 and 2015

Net other income for the first nine months of 2016 was $1.7 million, compared to net other income of $4.7 million for the corresponding period in 2015. Net other income in the first nine months of 2016 included $0.7 million of foreign exchange gain, which was mainly due to the appreciation of the Japanese Yen against the U.S. dollar, a $0.8 million tax reserve reversal, and a $0.1 million realized gain from the Cortina investment. Net other income in the first nine months of 2015 included a $1.2 million realized gain from the Cortina investment, a $2.8 million ESA loan impairment reversal, and $1.1 million of ESA interest income.

Equity Pick Up of Losses of an Associate

After recognizing iTV Media losses of $14.0 million and impairment charges of $6.0 million in 2015, the net convertible bond investments balance was reduced to zero as of December 31, 2015.

Three months ended September 30, 2016 and 2015

Equity pick up of losses of an associate was nil for the third quarter of 2016 due to the iTV Media convertible bond balance was zero as of December 31, 2015. Equity pick up of losses of an associate was $3.5 million for the third quarter of 2015, which represented 100% recognition of iTV Media losses.

Nine months ended September 30, 2016 and 2015

Equity pick up of losses of an associate was nil for the first nine months of 2016. Equity pick up of losses of an associate was $10.1 million for the first nine months of 2015, which represented 100% recognition of iTV Media losses.

Net Income (Loss)

Three months ended September 30, 2016 and 2015

Net loss attributable to UTStarcom’s shareholders for the third quarter of 2016 was $1.8 million, compared to net loss attributable to UTStarcom’s shareholders of $5.1 million for the corresponding period in 2015. Basic loss per share for the third quarter of 2016 was $0.05, compared to basic net loss per share of $0.14 for the corresponding period of 2015.

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the third quarter of 2016 was $1.5 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $4.8 million for the corresponding period in 2015. Non-GAAP basic net loss per share for the third quarter of 2016 was $0.04, compared to Non-GAAP basic net loss per share of $0.13 for the corresponding period of 2015.

Nine months ended September 30, 2016 and 2015

Net income attributable to UTStarcom’s shareholders for the first nine months of 2016 was $1.9 million, compared to net loss attributable to UTStarcom’s shareholders of $7.7 million for the corresponding period in 2015. Basic income per share for the first nine months of 2016 was $0.05, compared to basic net loss per share of $0.21 for the corresponding period of 2015.

Non-GAAP net income attributable to UTStarcom’s shareholders for the first nine months of 2016 was $4.2 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $10.8 million for the corresponding period in 2015. Non-GAAP basic net income per share for the first nine months of 2016 was $0.12, compared to Non-GAAP basic net loss per share of $0.29 for the corresponding period of 2015.

Cash Flow

Cash provided by operating activities was $1.6 million.

Cash used in investing activities was $1.3 million.

Cash used in financing activities was $0.7 million, mainly due to the share repurchase.

As of September 30, 2016, UTStarcom had cash and cash equivalents of $81.1 million.

Outlook

For the fourth quarter of 2016, the Company expects to generate non-GAAP revenue in the range of $15 million to $20 million.

Mr. Ti concluded, “We continue to focus foremost on profitability and cash flow. With our business model stabilized and supported by a strong balance sheet, we can focus on our key market opportunities to drive growth in 2017. At the same time, we intend to reward shareholders with a return of capital via share repurchases, and will continue the current buyback program for another two years. In the long run, we believe that the stock market will recognize and reward solid fundamentals and our respect for shareholders, who are the owners of this business.”

Third Quarter 2016 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Tuesday, November 8, 2016 (9:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

The attendee passcode is: 9676797.

A replay of the call will be available two hours after the end of the conference call until 11:59 a.m. U.S. Eastern Time on December 8, 2016.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The replay passcode for accessing the recording is 9676797.

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, IR Director

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations
Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	September 30	December 31
	2016	2015
ASSETS	(In thousands)
Current assets:
Cash, cash equivalents	$81,125	$77,050
Short-term investments	-	-
Accounts and notes receivable, net	5,033	17,936
Inventories and deferred costs	44,459	42,969
Prepaids and other current assets	19,468	23,652
Total current assets	150,085	161,607
Long-term assets:
Property, plant and equipment, net	1,857	1,510
Long-term deferred costs	293	332
Other long-term assets	42,163	41,431
Total long-term assets	44,313	43,273
Total assets	$194,398	$204,880

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$18,660	$16,400
Customer advances	26,924	30,976
Deferred revenue	13,612	16,965
Other current liabilities	21,779	33,447
Total current liabilities	80,975	97,788
Long-term liabilities:
Long-term deferred revenue and other liabilities	18,719	16,814
Total liabilities	99,694	114,602

Total equity	94,704	90,278
Total liabilities and equity	$194,398	$204,880

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	(In thousands, except per share data)

Net sales	$16,389	$27,300	$58,966	$91,042
Cost of net sales	12,400	21,220	40,669	71,031
Gross profit	3,989	6,080	18,297	20,011
	24.3%	22.3%	31.0%	22.0%
Operating expenses:
Selling, general and administrative	3,251	4,406	13,303	18,332
Research and development	2,158	2,637	7,080	8,887
Total operating expenses	5,409	7,043	20,383	27,219

Operating loss	(1,420)	(963)	(2,086)	(7,208)

Interest income, net	232	138	564	316
Other income (expense), net	(140)	(701)	1,728	4,724
Equity pick up of losses of an associate	-	(3,534)	-	(10,109)
Income (loss) before income taxes	(1,328)	(5,060)	206	(12,277)
Income taxes benefit (expense)	(507)	(146)	1,711	4,531
Net Income (loss)	(1,835)	(5,206)	1,917	(7,746)
Net loss attributable to noncontrolling interests	-	80	-	80
Net Income (loss) attributable to UTStarcom Holdings Corp.	$(1,835)	$(5,126)	$1,917	$(7,666)

Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.05)	$(0.14)	$0.05	$(0.21)
Weighted average shares outstanding—Basic	35,507	36,724	35,946	37,115

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(1,835)	$(5,206)	$1,917	$(7,746)
Depreciation and amortization	243	350	1,037	1,578
Provision for doubtful accounts	110	66	724	97
Provision for deferred costs	(129)	12,262	(2,827)	10,109
Stock-based compensation expense	312	321	2,292	1,046
Net loss (gain) on disposal of assets	7	147	(84)	409
Gain on release of tax liability due to expiration of the statute of limitations	-	-	(807)	(7,747)
Deferred income taxes	-	1	49	(48)
Gain on sale of short- term investment	-	-	(83)	-
Loss from equity investments, net	-	3,534	-	10,109
Gain on sale of investments	57	-	-	(1,251)
Recovery of loan to ESA Impairment	-	(2,788)	-	(2,788)
Gain from CTA write off	-	-	(47)	-
Changes in operating assets and liabilities:	2,801	(13,367)	1,985	(21,951)
Net cash provided by (used in) operating activities	1,566	(4,680)	4,156	(18,183)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(749)	(70)	(1,366)	(883)
Proceeds from sale of property, plant and equipment	-	-	85	-
Loan to UiTV	-	-	-	(1,170)
Convertible bond repayment from IPTV	-	-	-	10,000
Change in restricted cash	(510)	257	741	1,472
Repayment of ESA Loan	-	5,963	-	5,963
Proceeds from refund of investment interests	-	-	57	83
Proceeds from sale of investments	-	-	363	3,076
Net cash provided by (used in) investing activities	(1,259)	6,150	(120)	18,541

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	(721)	(798)	(3,621)	(3,451)
Net cash used in financing activities	(721)	(798)	(3,621)	(3,451)
Effect of exchange rate changes on cash and cash equivalents	82	(128)	3,660	(653)
Net increase (decrease) in cash and cash equivalents	(332)	544	4,075	(3,746)
Cash and cash equivalents at beginning of period	81,457	73,534	77,050	77,824
Cash and cash equivalents at end of period	$81,125	$74,078	$81,125	$74,078

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	(in thousands, except per share data)
Non-GAAP Revenue	$16,381	$26,802	$58,681	$75,947
Non-GAAP Gross profit	3,989	6,100	18,296	13,659
Non-GAAP Gross Margin %	24.4%	22.8%	31.2%	18.0%
Non-GAAP Operating Income (loss)	(1,108)	(642)	206	(12,555)
Non-GAAP Net Income (loss) attributable to UTStarcom	$(1,523)	$(4,805)	$4,209	$(10,839)
Non-GAAP Net Income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.04)	$(0.13)	$0.12	$(0.29)
Weighted average shares outstanding—Basic	35,507	36,724	35,946	37,115

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

GAAP to Non-GAAP Reconciliation

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months Ended September 30		Nine months Ended September 30
	2016	2015	2016	2015
	(in thousands)
Reconciliation of Revenue
GAAP Net revenue	$16,389	$27,300	$58,966	$91,042
Less: India DoT revenue	-	-	-	11,839
Less: China IPTV revenue	8	498	285	3,256
Non-GAAP Net revenue	$16,381	$26,802	$58,681	$75,947

GAAP Gross Margin
US. GAAP as reported	$3,989	$6,080	$18,297	$20,011
Less: India DoT gross profit	-	-	-	6,393
Add: Stock based compensation - COGS	-	20	(1)	41
Non-GAAP Gross Margin	$3,989	$6,100	$18,296	$13,659

Reconciliation of Operation Income (loss)
GAAP Operation Income (loss)	$(1,420)	$(963)	$(2,086)	$(7,208)
Less: India DoT gross profit	-	-	-	6,393
Add: Stock based compensation	312	321	2,292	1,046
Non-GAAP Operation Income (loss)	$(1,108)	$(642)	$206	$(12,555)

Reconciliation of Net Income (loss)
GAAP Net Income (loss)	$(1,835)	$(5,126)	$1,917	$(7,666)
Less: India DoT gross profit	-	-	-	6,393
Add: India DoT tax provision	-	-	-	2,174
Add: Stock based compensation	312	321	2,292	1,046
Non-GAAP Net Income (loss)	$(1,523)	$(4,805)	$4,209	$(10,839)

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The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.